                                  EXHIBIT 99.1

                               LION bioscience AG


            Report for the nine month period ended December 31, 2002

                               [LOGO APPEARS HERE]

                     Report for the nine month period ended
                                December 31, 2002

                                       of

                       LION bioscience Aktiengesellschaft
                               Heidelberg, Germany

I    Consolidated Financial Statements (US-GAAP) (unaudited)...............................    2

          Consolidated Balance Sheets as of December 31, 2002 .............................    2
          Consolidated Statements of Operations for the nine months ended December 31, 2002    3
          Consolidated Statements of Cash Flows for the nine months ended December 31, 2002    4
          Consolidated Statements of Shareholders' Equity as of December 31, 2002 .........    5
          Notes to the Consolidated Financial Statements ..................................    6

II   Management's Discussion and Analysis of Financial Condition and Results of
     Operations............................................................................   27

III  Contact ..............................................................................   35

                               LION bioscience AG

               CONSOLIDATED BALANCE SHEETS (U.S. GAAP) (unaudited)
             (in thousand euro, except for share and per-share data)


                                                                             Notes     December 31,   March 31,
                                                                              No.          2002         2002
                                                                                      -------------------------
                                                                                          (euro)       (euro)
ASSETS
Current assets
    Cash and cash equivalents ............................................    II         52,070          19,184
    Marketable securities ................................................   III 4       22,777         104,839
    Trade accounts receivable, net .......................................    II         12,765           7,835
    Inventories ..........................................................    II              5              80
    Prepaid expenses, short-term .........................................   III 1        2,121           2,396
    Other assets .........................................................   III 2        1,885           4,315
    Assets held for sale .................................................    IV            350           2,761
                                                                                      -------------------------
           Total current assets ..........................................               91,973         141,410

Property, plant and equipment, net ....................................... II, III 3      9,029          15,377
Other long-term investments ..............................................   III 5        1,964          10,760
Goodwill, net ............................................................   III 6            0          58,663
Other intangible assets, net ............................................. II, III 7      1,228           8,089
Trade accounts receivable, long-term .....................................    II          3,734           3,351
Prepaid expenses, long-term ..............................................   III 1            0             340
                                                                                      -------------------------
                                                                                        107,928         237,990
                                                                                      =========================

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities
    Trade accounts payable ...............................................                3,658           2,298
    Accrued liabilities ..................................................   III 8       12,475           8,461
    Current portion of long-term debt ....................................  III 11          569             569
    Current portion of capital lease obligation ..........................  III 10           24             134
    Deferred income and advance payments .................................                4,086           5,032
    Other current liabilities ............................................   III 9        1,116           1,745
                                                                                      -------------------------
           Total current liabilities .....................................               21,928          18,239

Long-term debt less current portion ......................................  III 11        2,275           2,560
Capital lease obligations less current portion ...........................  III 10           72              85

Shareholders' equity
    Ordinary shares, each with a notional par value of (euro) 1.00;
        19,870,175 shares authorized, issued, and outstanding
        as of December 31, 2002 and March 31, 2002, respectively .........               19,870          19,870
    Additional paid-in capital ...........................................              297,519         293,937
    Accumulated other comprehensive income ...............................               (3,554)            572
    Accumulated losses ...................................................             (230,182)        (97,273)
                                                                                      -------------------------
           Total shareholders' equity ....................................               83,653         217,106
                                                                                      -------------------------
                                                                                        107,928         237,990
                                                                                      =========================




              The accompanying notes are an integral part of these
                  unaudited consolidated financial statements.

                               LION bioscience AG

          CONSOLIDATED STATEMENTS OF OPERATIONS (U.S. GAAP) (unaudited)
               (in thousand euro, except share and per-share data)


                                                                            3 months ended             9 months ended
                                                            Notes            December 31,                December 31,
                                                                     -------------------------  ---------------------------
                                                             No.           2002           2001        2002             2001
                                                                          (euro)         (euro)      (euro)           (euro)
                                                                     -------------------------  ---------------------------
Revenues:

  Drug Discovery .................................... II, V 1, VII 4        355            418         988            2,178
  Licenses .......................................... II, V 1, VII 4      4,607          4,535       9,918           11,115
  Professional Services ............................. II, V 1, VII 4      3,964          4,398       9,525           13,039
  Maintenance and Support ........................... II, V 1, VII 4        537            780       1,344            1,840
                                                                     -------------------------  ---------------------------

    Total revenues ..................................                     9,463         10,131      21,775           28,172

Cost-of-sales .......................................                     5,273          2,856      13,019            8,092

Costs and expenses:

  Selling costs .....................................                     2,336          3,143       8,655            9,351
  General and administrative costs ..................                     8,981          3,582      18,068           10,213
  Research and development costs ....................         II          6,829          7,734      23,909           23,601
  Other operating income and expenses ...............                      (844)          (325)       (987)            (187)
                                                                     -------------------------  ---------------------------

Total costs and expenses (incl. cost-of-sales) ......                    22,575         16,990      62,664           51,070

Operating results before depreciation
  and amortization ..................................                   (13,112)        (6,859)    (40,889)         (22,898)

  Depreciation of property, plant and equipment and
  amortization of intangible assets ................. II, III 3, V 2      1,725          1,750      11,064            6,718
  Write-off of goodwill .............................     III 6, V 2          0              0      58,663                0
                                                                     -------------------------  ---------------------------

Operating results ...................................                   (14,837)        (8,609)   (110,616)         (29,616)
  Interest income and expenses ......................        V 3            712          1,509       3,056            4,970
  Results from marketable securities and other
    long-term investments ...........................        V 4           (595)              0    (11,877)                0

Loss before taxes from continuing operations ........                   (14,720)        (7,100)   (119,437)         (24,646)
  Tax expense .......................................                       (48)           (98)       (275)            (221)
                                                                     -------------------------  ---------------------------

Net loss for the period from continuing operations ..                   (14,768)        (7,198)   (119,712)         (24,867)
                                                                     =========================  ===========================

Discontinued Operations (net of tax) ................         IV         (6,254)        (2,590)    (13,197)          (6,438)
  (incl loss on disposal of(euro)2.900)

Net loss for the period after discontinued
  operations ........................................                   (21,022)        (9,788)   (132,909)         (31,305)
                                                                     =========================  ===========================

Basic and diluted net loss per share from continuing
  operations ........................................                     (0.74)         (0.38)      (6.02)           (1.33)
Basic and diluted net loss per share from discontinued
  operations ........................................                     (0.32)         (0.14)      (0.67)           (0.34)
                                                                     -------------------------  ---------------------------
Basic and diluted net loss per share from total
  operations ........................................       VII 5         (1.06)         (0.52)      (6.69)           (1.67)
                                                                     =========================  ===========================

Average number of outstanding shares ................                19,870,175     18,754,000  19,870,175       18,754,000
                                                                     =========================  ===========================


              The accompanying notes are an integral part of these
                  unaudited consolidated financial statements.

                               LION bioscience AG

          CONSOLIDATED STATEMENTS OF CASH FLOWS (U.S. GAAP) (unaudited)
                               (in thousand euro)

                                                                               9 months ended December 31,
                                                                            ------------------------------
                                                                                   2002             2001
                                                                                  (euro)           (euro)
                                                                            ------------------------------
Operating activities:

Net loss ................................................................       (132,909)        (31,305)
Adjustments to reconcile net loss and net cash used in operating activities:
   Stock options outstanding and deferred compensation ..................          3,582           2,970
   Depreciation of property, plant and equipment ........................          7,094           5,169
   Amortization of intangible assets ....................................          7,231           2,667
   Write-off of goodwill ................................................         58,663               0
   Write-off of marketable securities and other long-term investments ...          9,221               0
Loss (gain) on sale of fixed assets .....................................            973             (32)
Loss (gain) on sale of marketable securities ............................          2,656               0
Changes in operating assets and liabilities:
   Trade accounts receivable ............................................         (5,312)         (4,519)
   Inventories ..........................................................             75             (17)
   Prepaid expenses and other current assets ............................          2,429             855
   Trade accounts payable ...............................................          1,360          (4,781)
   Accrued liabilities ..................................................          4,014            (748)
   Deferred income and advanced payments received .......................           (331)         (8,019)
   Other current liabilities ............................................           (630)         (6,977)
                                                                            ------------------------------
     Net cash used in operating activities ..............................        (41,883)        (44,737)

Investing activities:

Investments in property, plant and equipment ............................         (2,102)         (5,202)
Proceeds from the sale of property, plant and equipment .................            700              47
Investments in other long-term investments ..............................              0          (2,280)
Investments in marketable securities ....................................         (5,849)         (3,860)
Proceeds from the sale of marketable securities .........................         84,378               0
Investments in other assets .............................................              0          (1,352)
                                                                            ------------------------------
     Net cash (used in) provided from investing activities ..............         77,127         (12,647)

Financing activities:

Increase (decrease) in additional paid-in capital .......................              0            (154)
Principal payments on long-term debts ...................................           (284)           (284)
Principal payments on capital leases ....................................           (123)           (720)
                                                                            ------------------------------
     Net cash used in financing activities ..............................           (407)         (1,158)
Increase (decrease) in cash .............................................         34,837         (58,542)
Currency adjustments ....................................................         (1,951)          1,126
Cash and cash equivalents at beginning of period ........................         19,184          67,197
                                                                            ------------------------------
Cash and cash equivalents at end of period ..............................         52,070           9,781
                                                                            ==============================





         The accompanying notes are an integral part of these unaudited consolidated financial statements.

                               LION bioscience AG

     CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY (U.S. GAAP) (unaudited)
               (in thousand euro, except share and per-share data)





                                                                                                 Preferred Shares   Additional
                                                        Ordinary Shares      Preferred Shares       subscribed       Paid-In
                                                       Shares    Amount      Shares    Amount     Shares   Amount    Capital
                                                    ----------------------- -------------------- ------------------ -----------
Balances at March 31, 2000                            1,000,000      2,556    772,300     1,975     40,000     102      30,503
                                                    ....................... .................... .................. ...........
Conversion preferred shares subscribed into
  preferred shares                                                             40,000       102   (40,000)   (102)
Conversion preferred shares into ordinary shares        812,300      2,077  (812,300)   (2,077)
Conversion of employee preferred shares into
  ordinary shares                                                                                                        8,743
Conversion of convertible note into ordinary shares      50,000        127
Capital increase from company resources              11,205,000      8,299                                              (8,299)
Ordinary shares issued against cash contributions     5,186,700      5,195                                             204,198
Stock options outstanding                                                                                                1,732
Ordinary shares issued against contribution in kind     500,000        500                                              33,409
Valuation of securities available-for-sale at
  market prices
Adjustment items for foreign currency translation
Net loss
                                                    ----------------------- -------------------- ------------------ -----------
Balances at March 31, 2001                           18,754,000     18,754          0         0          0       0     270,286
                                                    ....................... .................... .................. ...........
Stock options outstanding                                                                                                4,225
Deferred compensation                                                                                                      317
Valuation of securities available-for-sale at
  market prices/(1)/
IPO expenses                                                                                                              (154)
Adjustment items for foreign currency translation
Ordinary shares issued against contribution in kind   1,116,175      1,116                                              19,263
Net loss

                                                    ----------------------- -------------------- ------------------ -----------
Balances at March 31, 2002                           19,870,175     19,870          0         0          0       0     293,937
                                                    ======================= ==================== ================== ===========
Stock options outstanding                                                                                                3,303
Deferred compensation                                                                                                      279
Valuation of securities available-for-sale at
  market prices/(1)/
Adjustment items for foreign currency translation
Net loss

                                                    ----------------------- -------------------- ------------------ -----------
Balances at December 31, 2002                        19,870,175     19,870          0         0          0       0     297,519
                                                    ======================= ==================== ================== ===========



                                                                                    Accumulated other
                                                                                  comprehensive income
                                                                              ----------------------------
                                                                              Cumulative                      Total
                                                                Accumulated   translation  Available-for-  Shareholders'
                                                                  Deficit     adjustments  sale-securities    Equity
                                                                ------------- ---------------------------- ------------
Balances at March 31, 2000                                          (18,643)          122              0        16,615
                                                                ...........   ..........................  ............
Conversion preferred shares subscribed into
  preferred shares                                                                                                   0
Conversion preferred shares into ordinary shares                                                                     0
Conversion of employee preferred shares into
  ordinary shares                                                                                                8,743
Conversion of convertible note into ordinary shares                                                                127
Capital increase from company resources                                                                              0
Ordinary shares issued against cash contributions                                                              209,393
Stock options outstanding                                                                                        1,732
Ordinary shares issued against contribution in kind                                                             33,909
Valuation of securities available-for-sale at
  market prices                                                                                   (4,922)       (4,922)
Adjustment items for foreign currency translation                                     325                          325
Net loss                                                            (23,944)                                   (23,944)
                                                                -----------   --------------------------  ------------
Balances at March 31, 2001                                          (42,587)          447         (4,922)      241,978
                                                                ...........   ..........................  ............
Stock options outstanding                                                                                        4,225
Deferred compensation                                                                                              317
Valuation of securities available-for-sale at
  market prices/(1)/                                                                               5,018         5,018
IPO expenses                                                                                                      (154)
Adjustment items for foreign currency translation                                      29                           29
Ordinary shares issued against contribution in kind                                                             20,379
Net loss                                                            (54,686)                                   (54,686)
                                                                -----------   --------------------------  ------------
Balances at March 31, 2002                                          (97,273)          476             96       217,106
                                                                ===========   ==========================  ============
Stock options outstanding                                                                                        3,303
Deferred compensation                                                                                              279
Valuation of securities available-for-sale at
  market prices/(1)/                                                                                (166)         (166)
Adjustment items for foreign currency translation                                  (3,960)                      (3,960)
Net loss                                                           (132,909)                                  (132,909)
                                                                -----------   --------------------------  ------------
Balances at December 31, 2002                                      (230,182)       (3,484)           (70)       83,653
                                                                ===========   ==========================  ============







/1/ In fiscal years 2002 and 2003 the valuation of certain available-for-sale securites have been reclassified from other comprehensive income and have been realized in the net loss of the period.


                   The accompanying notes are an integral part
              of these unaudited consolidated financial statements

                               LION bioscience AG

     Notes to the Consolidated Financial Statements (U.S. GAAP) (unaudited)
                                December 31, 2002

I.   Operations and Basis of Presentation

     LION bioscience AG ("LION" or "the Company") was incorporated in Germany in March 1997. The Company offers genomics and knowledge management solutions and develops information-management software and data integration and analysis systems to improve the R&D performance of the life science industry.

Until December 31, 2002, LION additionally applied state-of-the-art high-throughput technologies and internally-produced information technology systems for drug discovery. As a result of focusing on the company's core competencies LION closed its drug discovery activities as of December 31, 2002.

II.  Summary of Significant Accounting Policies

Principles of Consolidation

     The accompanying unaudited consolidated financial statements include the financial statements of LION bioscience AG and its wholly owned subsidiaries. All material intercompany accounts and transactions have been eliminated in the consolidation. The fiscal year of the companies in the group ends on March 31.

Use of Estimates

     The preparation of consolidated financial statements requires the board to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses in the financial statements and disclosures of commitments and contingencies. Actual results can differ from those estimates.

Revenue Recognition

     The Company's revenue consists of fees from licensing its software products (LSI/TM/), fees earned from collaboration agreements from our professional services organization, fees earned from products and research agreements from our drug discovery activities and fees for maintenance and support.

As a rule, the Company's LSI/TM/ software is licensed under non-cancellable licensing agreements, which typically grant the customer the right to use the software for periods of one to three years. According to the Company policy payments resulting from these contracts are paid in advance every year throughout the term of the contract without any contract concessions. The Company also sells its software under perpetual licensing agreements. License agreements are generally extended automatically unless terminated by either party. Revenue from the sale of software under these licenses is recognized when evidence of an agreement exists, delivery has been made, the fee is fixed or determinable, collection of the fee is probable, and the customer has accepted delivery.

The Company's license agreements generally include the provision of telephone customer support and may also include basic training and consultation services. These services have no impact on the functionality of our software. For services of the Company conducted over a period of one year or longer separate contracts for maintenance and support are created. The revenues from these contracts are based upon vendor specified objective evidence of their fair values and are recognized on a straight-line basis over the term of the contract and reported separately as revenues from maintenance and support. The Company guarantees its software for the term of the license period. The Company has received no warranty claims to date and, accordingly, has not built up a reserve for warranty costs.

     Revenue from collaboration agreements from our professional services organization is recognized in accordance with the terms of the respective agreement. Some of the research and development collaboration agreements involve milestones. Revenues from the attainment of milestone events are recognized when the Company and its customers agree that the scientific results or the milestones defined in the agreement have been achieved. As a general rule revenue from other contracts is recognized on a straight-line basis over the term of the contract, which generally represents the pattern of costs incurred by the Company. Signing fees and other advance payments are allocated pro rata to the milestones specified and recognized when they are achieved, or allocated on a straight-line basis over the term of the contract.

In the preceeding fiscal years the Company realized revenues from a long-term collaboration agreement according to the percentage of completion method with estimates on the basis of total incurred costs in relation to total expected costs. As of January 1, 2002, a contract change became effective, so that payments become due with the achievement of the milestones fixed in the contract. Revenues are realized only when the milestone is reached. Related costs are treated as expenses (cost-of-sales) of the period.

Revenue from our drug discovery activities consists of fees for products developed by the Company, e.g. clone collections (arrayTAG/TM/) and Chem.Folio/TM/, and iD/3/ related, discontinued, revenues from research agreements and is recognized when evidence of an agreement exists, delivery has been made, the fee is fixed or determinable, collection of the fee is probable, and the customer has accepted delivery.

Government Grants

     Government grants to defray the costs of research and development are offset on receipt against the related expenses. The total amount offset in the nine months ended December 31, 2002 was (euro) 627,300, as compared to (euro) 1,238,600 in the nine months ended December 31, 2001.

Research and Development Costs

     Research and development costs are expensed as incurred. Research and development costs in the nine months ended December 31, 2002 (excluding government grants) totaled (euro) 24,536,000, as compared to (euro) 24,840,000 in the nine months ended December 31, 2001.

Software Development

     The Company capitalizes software development costs incurred subsequent to the establishment of technological feasibility. Under the Company's product development process, technological feasibility is established on completion of a working model. Once technological feasibility has been established, the costs involved are capitalized until the software has been marketed and is offered for sale. Software development costs are amortized on a product-by-product basis, using whichever is the greater of (a) the ratio of current gross revenue for a product to the total of current revenue and anticipated gross revenue for that product, or (b) the straight-line method over a maximum of three years. The Company capitalized no software development costs in the first nine months of fiscal year 2003 and 2002. Amortization expense was (euro) 289,400 and (euro) 492,800 in the nine months ended December 31, 2002 and December 31, 2001, respectively. Residual book values as of Decemember 31, 2002 and March 31, 2002 were (euro) 295,900 and (euro) 585,300, respectively.

Stock-Based Compensation

     The Company accounts for its stock options under the fair-value method according SFAS No. 123. Accordingly, compensation expense is recorded over the period until vesting based on the fair value of the option on the date of grant. This expense estimate may not be representative of the actual costs in future reporting periods.

Marketable Securities

     The Company is exposed to exchange risks with respect to its cash equivalents and securities available for sale. The Company invests its excess liquidity in money market funds, mortgage bonds, corporate debt securities, and commercial paper, with the objective to assure both the liquidity and security of the capital invested. Its investments are restricted to securities of issuers with high credit ratings. Through fiscal year 2002 part of the securities were classified as "held to maturity" and carried at costs unless a decline in fair market value was considered other-than-temporary in which case would be written down to fair market value. Since the beginning of fiscal year 2003 all of the securities held are classified as "available for sale," and are thus adjusted to their fair market value. All securities are classified as current assets.

Other long-term Investments

Other long-term investments are generally carried at the lower of cost or fair market value.

Concentration of Credit Risks

     The Company's accounts receivable are unsecured and thus the Company is at risk to the extent such amounts become uncollectible.

     In the nine months ended December 31, 2002 and 2001, revenues with Bayer AG constituted 34% and 46%, respectively, of the Company's total revenues. The outstanding accounts receivable against Bayer AG at December 31, 2002 amounted to (euro) 2,263,800 (March 31, 2002: (euro) 222,000)

Cash and Cash Equivalents

     Cash and cash equivalents consist of short-term, highly liquid cash investments with original maturities of less than three months from the date of acquisition.

Fair Value of Financial Instruments

     The carrying amounts of cash and cash equivalents, accounts receivable, accounts payable, short-term loans, and accrued liabilities approximate their fair value due to the short maturities of these instruments.

     The carrying amount of long-term debt and capital lease obligations approximates their fair value, based on the market price for similar borrowings. The same applies to other financial assets.

Trade accounts receivable

     The reported trade accounts receivable as of December 31, 2002 are reduced by an allowance for doubtful accounts amounting to (euro) 152,100 (March 31, 2002: (euro) 457,000).

Inventories

     Inventories pertain to hardware components which are sold with our iDEA(TM) software, valued of lower-of-cost-or-market based on the weighted average costs.

Property, plant and equipment

     Property, plant and equipment are recorded at acquisition cost less accumulated depreciation. Depreciation is computed on a straight-line basis over the estimated useful life of the assets as follows:

     Laboratory equipment ....................................     5 to 10 years
     Computer software .......................................           3 years
     Furniture and office equipment ..........................     5 to 10 years

     Leasehold improvements and equipment under capital lease are depreciated over their useful lives or the term of the lease, which ever is shorter.

Intangible Assets

     Intangible assets are reported at acquisition cost less accumulated amortization. The amortization is computed on a straight-line basis over the estimated useful life of the assets as follows:

     Software and technology and acquired customer relationship ....    2 years
     Software licenses .............................................    3 years
     Commercial rights and patents .................................    4 years


Impairment of Long-Lived and Intangible Assets

     Long-lived and intangible assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may no longer be recoverable. In the event that facts and circumstances indicate an impairment, the carrying amount of the asset is compared with the asset's fair value to determine whether a write-down to the lower fair value must be recorded. The fair value is calculated based on the estimated sales and market prices of these assets.

Currency Translation

     The financial statements of the Company's subsidiaries are prepared in their functional currencies, i.e. their local currencies. Balance sheet accounts are translated to the reporting currency (the euro) at the exchange rates in effect at the end of the reporting period, except for shareholders' equity, which is translated at the rates in effect when the underlying transactions were originally recorded. Revenue and expense accounts are translated at a weighted average of exchange rates during the fiscal year. Differences resulting from translation are shown in a separate component of shareholders' equity (cumulative translation adjustments).

     In the nine months ended December 31, 2002, exchange rate gains included in the statements of operations were (euro) 264,800, as compared to losses of
(euro) 81,400 in the nine months ended December 31, 2001, representing the translation of assets and liabilities denominated in foreign currencies.

Taxes of income and earnings

     The Company accounts for income taxes under the asset and liability method (balance sheet method) and, accordingly, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases, and net operating losses and tax credit carryforwards. Deferred tax assets and liabilities are determined on the basis of the tax rates applicable to taxable profits in the year in which the differences are expected to be recovered or settled. The effect of changes in the tax rates on deferred tax assets and liabilities is recognized in the period in which the amended tax rates are passed. A valuation allowance is established against deferred tax assets when it is determined that it is more likely than not that they cannot be recovered from future taxable income.

Basic and Diluted Net Loss per Ordinary Share

     The basic loss per share is calculated based on the weighted number of common shares outstanding, including common-share equivalents. Common-share equivalents resulting from stock-based compensation are excluded from the calculation, as their effect is anti-dilutive.

Reclassifications

Several values of the previous years' balance sheet, statements of operations and statements of cash flows have been reclassified to achieve a comparability with this period's statements.

New Accounting Regulations

In August 2001, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 143 "Accounting for Asset Retirement Obligations." This Statement deals with the accounting and reporting duties with regard to obligations and related expenses that arise in connection with the disposal or retirement of long-lived tangible assets. SFAS No. 143 requires a company to set up an accrual for the fair value of the obligation in the period in which it accepts a legal obligation associated with the disposal or retirement of a long-lived tangible asset. The Statement further requires that the carrying amount of the tangible asset be increased by the estimated liabilities. The increase in the carrying amount of the tangible asset is then regularly depreciated over the remaining term. In valuing the accrued liability, the effects of accrued interest and changes in estimated future cash flow must be taken into account in every period. SFAS No. 143 must be applied in all fiscal years commencing after June 15, 2002, but may be applied earlier. The Company will apply SFAS No. 143 beginning April 1, 2003 and does not believe the application of this statement will have any material effect on its net assets, financial position, or results of operations.

In June 2002, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 146 "Accounting for Costs associated with exit or disposal activities". SFAS No. 146 replaces Emerging Issues Task Force (EITF) Issue No. 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)." This Statement deals with the accounting and reporting for costs associated with exit or disposal activities. SFAS No. 146 requires a company to set up a liability for a cost associated with an exit or disposal activity to be recognized when the liability is incurred. A fundamental conclusion in this Statement is that an entity's commitment to a plan, by itself, does not create a present obligation to others that meets the definition of a liability. Therefore, this Statement eliminates the definition and requirements for recognition of exit costs in Issue 94-3. This Statement also establishes that fair value is the objective for initial measurement of the liability.
SFAS No. 146 must be applied for all exit or disposal activities that are initiated after December 31, 2002, with early application encouraged. The company will apply SFAS No. 146 starting January 1, 2003.

III.   Additional Balance Sheet Information

1.   Prepaid Expenses, Deferred Items

                                                                                          12/31/2002       3/31/2002
                                                                                          ----------       ---------
                                                                                               (in thousand euro)
Current deferred items:

Capitalized license fee (Metalayer), short-term portion.........................                     385             461
License and maintenance fees....................................................                     722           1,062
Insurances......................................................................                     531             510
Rent............................................................................                     307              58
Other...........................................................................                     176             305
                                                                                                     ---             ---
                                                                                                   2,121           2,396
                                                                                                   =====           =====
Long-term deferred items:

Capitalized license fee (Metalayer), less short-term portion....................                       0             340
                                                                                                     ===             ===



2.   Other Assets

                                                                                          12/31/2002       3/31/2002
                                                                                          ----------       ---------
                                                                                               (in thousand euro)

Accrued interest on fixed income securities.....................................                     346           1,904
Creditable capital gains tax....................................................                     472           1,069
Sales tax (VAT) receivable......................................................                       0              14
Other...........................................................................                   1,067           1,328
                                                                                                   -----           -----
                                                                                                   1,885           4,315
                                                                                                   =====           =====



3.   Property, Plant and Equipment

                                                                                          12/31/2002       3/31/2002
                                                                                          ----------       ---------
                                                                                               (in thousand euro)

Laboratory equipment............................................................                   1,266           3,557
Laboratory equipment (capital lease.............................................                      73             159
Computer software...............................................................                   1,309           1,619
Computer hardware (capital lease)...............................................                      13              42
Furniture and office equipment..................................................                   3,684           6,633
Leasehold improvements..........................................................                   2,684           3,159
Construction in progress........................................................                       0             208
                                                                                                   -----           -----
                                                                                                   9,029          15,377
                                                                                                   =====          ======


     The net book values as of December 31, 2002 includes accumulated depreciation of (euro) 2,626,000 (March 31, 2002: (euro) 2,748,100) relating to property, plant and equipment under capital lease.

     Depreciation of property, plant and equipment totaled (euro) 7,094,100 in the nine months ended December 31, 2002, as compared to (euro) 5,169,000 in nine months ended December 31, 2001. Therefrom (euro) 3,261,000 are included in the result of discontinued operations, as compared to (euro) 1,118,000 in the same period of last fiscal year.

4.   Marketable Securities

                             12/31/2002   3/31/2002
                             ----------   ---------
                              (in thousand euros)


Equity securities ..........    5,161     54,479
Debt securities ............   17,616     50,360
                               ------    -------
                               22,777    104,839
                               ======    =======

The following table shows the Company's investments in securities available for sale (in thousand euros):

                                                12/31/2002
                        -----------------------------------------------------------------
                             Acquisition       Market or     Unrealized     Unrealized
                                   costs      fair value          gains         losses
                        -----------------------------------------------------------------
Equity securities                  5,031           5,161            130              0
Debt securities                   17,816          17,616            219            419
                        -----------------------------------------------------------------
                                  22,847          22,777            349            419
                        =================================================================


                                                 3/31/2002
                        -----------------------------------------------------------------
                             Acquisition       Market or     Unrealized     Unrealized
                                   costs      fair value          gains         losses
                        -----------------------------------------------------------------
Equity securities                 54,383          54,479             96              0
Debt securities                   50,360          50,233              0            127
                        -----------------------------------------------------------------
                                 104,743         104,712             96            127
                        =================================================================

The debt securities at December 31, 2002 have following maturities (in thousand euros):

                                              Acquisition       Market or
                                                    costs      fair value
                                       -----------------------------------
     Within 1 year                                  4,953           5,003
     After 1 year through 5 years                   5,069           5,238
     After 5 years through 10 years                 2,749           2,365
     After 10 years                                 5,045           5,010
                                       -----------------------------------
                                                   17,816          17,616
                                       ===================================


The company has reclassified all of their securities previously classified as "held-to-maturity" to the category "available-for-sale" and report all of their securities as short-term securities available-for-sale since beginning of fiscal year 2003. Therefore all securities have been valued at their fair market value and all unrealized gains and losses have been reported in other comprehensive income. The net carrying amount of the transfered securities amounted to (euro)
37.6 million, the related unrealized gain recorded in other comprehensive income amounted to (euro) 0.3 million.

The fixed income equity securities held by the Company at September 30, 2002 have been sold completely except for one position during the third quarter of the current fiscal year. At the end of the second quarter the company already recognized the value adjustment to market prices. Due to slightly increased prices within the third quarter the company could achieve a positive impact on results of (euro) 0.1 million resulting from the sale of these securities.

The proceeds from sales of available-for-sale securities in the first nine months of fiscal year 2003 totaled (euro) 84.4 million, the realized losses related to the sales of these securities amounted to (euro) 2.7 million.

In January 2000, the Company entered into a stock purchase agreement with Paradigm Genetics, Inc. ("Paradigm"), a U.S. corporation, whereby it acquired 400,000 Series C preferred shares in Paradigm for a total purchase price of $2 million. At the time of Paradigm's initial public offering on May 10, 2000, the preferred shares were automatically converted to common shares at a 1:1 ratio.

At the end of fiscal year 2002 the Company has reviewed the value of the Paradigm stock and concluded that the reduction in value was permanent. Therefore, the Company wrote off the investment to the lower market price of $1.62 per share as of March 31, 2002. At December 31, 2002, the stock had a fair market value of $ 0.29 per share. Because of the ongoing decline in the share price during the previous nine months the company concluded that the reduction in value is other-than-temporary and recorded the decrease of the fair market value of (euro) 632,100 in the results of marketable securities and other long-term investments.

5. Other Long-Term Investments

                                   12/31/2002       3/31/2002
                                   ----------       ---------
                                       (in thousand euro)

GeneProt Inc...................          0            8,509
ChemNavigator.com Inc..........      1,415            1,702
BioSolveIT GmbH................        549              549
                                     -----           ------
                                     1,964           10,760
                                     =====           ======

        In June 2001, the Company participated in founding BioSolveIT GmbH, Sankt Augustin, by acquiring a 15% interest at a price of (euro) 548,800, including incidental acquisition costs. For accounting purposes, the investment was reported at the lower of cost or market. LION intends to hold the shares in BioSolveIT GmbH as a long-term investment.

        In March 2002, the Company entered into a stock purchase agreement with GeneProt, Inc. ("GeneProt"), a U.S. corporation, whereby it acquired 681,818 Series B preferred shares for $7.5 million. For accounting purposes, the investment was reported at the lower of cost or market. The Company reviewed the value of this investment at the end of the second quarter of fiscal year 2003. Due to the results of this review the company has fully written-off the investment at September 30, 2002.

6. Goodwill

                                                  12/31/2002       3/31/2002
                                                  ----------       ---------
                                                     ( in thousand euro)

Trega biosciences/NaviCyte operations...........    38,995           38,995
NetGenics operations............................    19,668           19,668
                                                    ------           ------
                                                    58,663           58,663
Less write-off..................................   (58,663)               0
                                                   -------           ------
                                                         0           58,663
                                                   =======           ======

The Company adopted SFAS No. 142 "Goodwill and Intangible Assets" beginning April 1, 2001. According to SFAS No. 142, acquired goodwill is no longer subject to scheduled amortization. Rather, the Company must conduct an annual impairment test, or on an interim basis if events occur or circumstances change that would more likely than not reduce the fair value of the reporting unit below its carrying amount. During the first and second quarters fiscal year 2003, the Company's share price declined significantly, indicating potential goodwill impairment. An analysis of the recovery of goodwill was performed, and an impairment charge was recorded for the full amount of the carrying amount of goodwill. This was based on the extended length of time that the Company's share price was depressed, and the lack of any clear indicators that the share price will recover by year-end 2003. The impairment charge was calculated based on the excess of the fair value of the reporting unit's (the Company) net assets and the market capitalization of the reporting unit.

7. Other Intangible Assets

                                    Estimated
                                   useful life      12/31/2002       3/31/2002
                                   -----------      ----------       ---------
                                                (in thousand euro)

Licenses..........................   4 years             700           1,562
Software and technology...........   2 years               0           4,481
Customer relationships............   2 years               0           1,090
Internally developed software.....   3 years             296             585
Clone collections.................   3 years             232             371
                                                       -----           -----
                                                       1,228           8,089
                                                       =====           =====

According the SFAS No. 144, long-lived assets shall be tested for recoverability whenever events or changes in circumstances indicate that its carrying amount may not be recoverable. Due to the decline in the Company's share price as mentioned in Note 6, the Company determined it was necessary to test its long-lived assets for impairment. The results of this review resulted in an impairment charge related to Software and Technology and Customer Relationships, which were acquired in the acquisitions of Trega Biosciences and NetGenics. The impairment charge was recorded in the second quarter of fiscal year 2003 based on the lower than expected revenues and cash flows from the acquisitions, and the significant decline in the Company's share price. The impairment charge was
(euro) 3,485,000 and is included in amortization expense in the statements of operations, and is broken down as follows:

                                                12/31/2002
                                            ------------------
                                            (in thousand euro)

Software and technology Trega..............        1,019
Software and technology NetGenics..........        1,776
Customer relationships Trega...............          227
Customer relationships NetGenics...........          463
                                                   -----
                                                   3,485
                                                   =====

In the nine months ended December 31, 2002 and 2001 no additional development costs were capitalized. In the nine months ended December 31, 2002, amortization of the capitalized development costs amounted to (euro) 0 as compared to (euro) 45,400 in the nine months ended December 31, 2001.

Amortization of other intangible assets - without consideration of impairment charges - amounted to (euro) 3,745,600 in the nine months ended December 31, 2002, as compared to (euro) 2,667,000 in the nine months ended December 31, 2001.

Amortization of other intangible assets for the following fiscal years is as follows:

FY            (in thousand euro)
2003:                231
2004:                877
2005:                120
------------------------
Total:             1,228
========================

8.   Accrued Liabilities

                                                                                          12/31/2002       3/31/2002
                                                                                          ----------       ---------
                                                                                              (in thousand euro)
Outstanding invoices...................................................................        1,598           3,460
Vacation accrual.......................................................................        1,771           1,881
Consulting services....................................................................          331             738
Supervisory board......................................................................           95             108
Audit of annual accounts, annual report and general shareholders'
  meeting..............................................................................          647             850
Supplementary grants...................................................................          696             450
Lease and restructuring obligations....................................................        5,952               0
Other..................................................................................        1,385              74
                                                                                              ------           -----
                                                                                              12,475           8,461
                                                                                              ======           =====

The accrued lease and restructuring obligations include $ 1.5 million reported as discontinued operations. See note VII 1. fore more information.

9.   Other Current Liabilities


                                                                                          12/31/2002       3/31/2002
                                                                                          ----------       ---------
                                                                                              (in thousand euro)
Payroll-related taxes and social security contributions ...............................          607             991
Payroll liabilities ...................................................................           13              20
VAT liability .........................................................................          261               0
Other .................................................................................          235             734
                                                                                              ------           -----
                                                                                               1,116           1,745
                                                                                              ======           =====

10.  Capital Lease

     The Company has entered into leases for laboratory equipment and IT hardware that are treated as capital leases. Future minimum lease payments under capital lease obligations as of December 31, 2002 are:


                                                                                                  (in thousand euro)
2003 ..................................................................................                           13
2004 ..................................................................................                           24
2005 ..................................................................................                           16
2006 ..................................................................................                           16
2007 ..................................................................................                           16
Thereafter ............................................................................                           26
                                                                                                               -----
Total minimum lease payments ..........................................................                          111
Less: amounts representing imputed interest ...........................................                          (15)
                                                                                                               -----
Present value of minimum lease payments ...............................................                           96
Less: current portion .................................................................                          (24)
                                                                                                               -----
Non-current portion of capital lease obligations ......................................                           72
                                                                                                               =====

11.  Long-Term Debt

     In December 1998, the Company entered into a loan agreement with Bayerische Hypo- und Vereinsbank to finance its research and development activities, under which it was entitled to borrow amounts up to (euro) 4.6 million until September 30, 2007. As of March 31, 2000, the Company had made full use of this loan agreement. The loan amount is repayable in 16 equal, semi-annual installments, beginning on March 31, 2000. Interest is payable quarterly at a rate of 4.75% per annum. In connection with this loan, the Company granted the lender a security interest in one position of its fixed income securities.

                                                                                          12/31/2002       3/31/2002
                                                                                          ----------       ---------
                                                                                              (in thousand euro)
Loans, total ..........................................................................        2,844           3,129
Short-term portion ....................................................................         (569)           (569)
                                                                                              ------           -----
Total long-term debt ..................................................................        2,275           2,560
                                                                                              ======           =====

     As of December 31, 2002, principal payments on long-term debt for the next five years and thereafter are as follows:

                                                              (in thousand euro)
     2003 .................................................                  284
     2004 .................................................                  569
     2005 .................................................                  569
     2006 .................................................                  569
     2007 .................................................                  569
     Thereafter ...........................................                  284
                                                                           -----
                                                                           2,844
                                                                           =====

12.  Shareholders' Equity

Capital Increases

     By agreement dated December 27, 2000 ("Merger Agreement"), LION and Trega agreed that LION would acquire 100% of the shares of Trega in exchange for LION stock, represented by LION American Depository Shares. This agreement was based on an assessment of Trega's value at approximately $34 million, subject to certain adjustments when the transaction was executed (which are described in detail in the agreement). The final exchange ratio was determined by a series of factors, including changes in the market value of LION shares. After the transaction was completed, Trega became a wholly owned subsidiary of LION.

LION's supervisory board approved the agreement at its meeting on December 21, 2000.

     Execution of the transaction was dependent on the fulfillment of certain conditions, including approval by Trega's shareholders. The agreement was approved at a separate shareholders' meeting held on March 12, 2001. Thereafter, the LION management board adopted a resolution on March 13, 2001 (ratified by the supervisory board on March 13 and 14) issuing 500,000 shares from authorized capital.

     The Company used (euro) 1,116,175 authorized capital in connection with the acquisition of NetGenics. Based on the authorization granted to the management board by ss. 4 (4) of the bylaws of June 28, 2000, the management board increased the Company's capital stock by (euro) 1,116,175 to (euro) 19,870,175 (with the approval of the supervisory board). The capital increase was entered in the commercial register on March 4, 2002.

Employee Shares

     During the acquisition of Trega Biosciences Inc., Trega's employees were issued shares of LION in exchange for their Trega stock options. The difference between the purchase price and the fair value of the shares are recorded pro rata as a compensation expense over the two-year waiting period. In nine months ended December 31, 2002, approximately (euro) 279,000 was recorded as a compensation expense as compared to (euro) 0 in the nine months ended December 31, 2001.

Stock Option Plans

2000 Stock Option Plan

     Under a stock option plan adopted by the Company on March 13, 2000 (the "2000 Option Plan"), and amended by resolutions of the general shareholders' meetings on May 15, 2000 and June 28, 2000, the Company's management board is authorized to grant non-transferable options to acquire the Company's shares to employees (up to 757,050) and members of the management board (up to 184,800) in Germany on or before December 31, 2004. In addition, members of the management boards and employees of LION subsidiaries may be granted options on up to 82,250 and 214,900 of the Company's shares, respectively.

     All permanent employees of LION AG and its subsidiaries are entitled to take part in the stock option program. In addition to imposing a vesting period of several years, the program contains defined performance targets to be achieved before options can be exercised. The program is designed to retain individual employees to the Company over the long term and to increase employees' identification with the Company and its objectives. The Company granted a total of 966,075 stock options to all employees in four tranches by December 31, 2002.

     The Company may grant a maximum of 1,239,000 stock options under the "2000 Option Plan". Options granted may not be exercised unless the market value of the Company's shares exceeds the exercise price of the options by at least 40%. Holders of the options may exercise them at least two years and no more than eight years after the grant date. Holders may exercise up to 33% of their options after two years, up to 66% in the third year, and all of them in the fourth year after acquisition. However, the option holders may not exercise them during the following blocking periods:

a) 10 stock-exchange working days before the publication of figures for the first, second, and third quarters of any fiscal year;

b) between the end of a fiscal year and the conclusion of the regular general shareholders' meeting,

c) 10 stock-exchange working days before extraordinary general shareholders' meetings of LION bioscience AG.

In this respect, a non-cash compensation expense of (euro) 2,292,200 was recorded in the nine months ended December 31, 2002 compared to (euro) 2,858,100 in the nine months ended December 31, 2001. Therefrom (euro) 218,300 are included in the result of discontinued operations as compared to (euro) 291,600 in the same period of last fiscal year.

     In accordance with FASB No. 123, the fair value of options is determined on the basis of the Black Scholes method. The following factors are relevant at the time the options are granted:



                                                 Tranche 1        Tranche 2          Tranche 3        Tranche 4
                                             -------------------------------------------------------------------
Risk-free interest rate                                5.50%             5.50%              5.50%          4.00%
Anticipated dividend distribution                          0                 0                  0              0
Anticipated volatility                                 0.01%            75.00%             75.00%         75.00%
Anticipated option term                              3 years           3 years            3 years        3 years
Remaining contractual life                        5.50 years        6.00 years         6.25 years     7.00 years
Anticipated weighted average market
price per option at grant date                      (euro) 6         (euro) 41          (euro) 14      (euro) 10
Exercise price                                  (euro) 40.46      (euro) 78.29       (euro) 30.61   (euro) 19.72


Changes in stock options until December 31, 2002 were as follows:


                                                                 Actual         Stock options
                                            Stock options    exercise price   yet to be issued
                                                Number          (euro)             Number
                                           ----------------------------------------------------
In existence on April 1, 2000                           0                            1,239,000
Granted 1. tranche                              1,113,000                40
Granted 2. tranche                                 96,375                78
Granted 3. tranche                                 63,000                31
Exercised                                               0
Expired                                            55,125
Lapsed                                                  0
In existence on March 31, 2001                  1,217,250                               21,750
                                           ==============                       ===============
Exercisable on March 31, 2001                           0
                                           ==============
In existence on April 1, 2001                   1,217,250                               21,750
Granted 4. tranche                                 38,600                20
Exercised                                               0
Expired                                           174,950
Lapsed                                                  0
                                           ----------------------------------------------------
In existence on March 31, 2002                  1,080,900                              158,100
                                           ==============                       ===============
Exercisable on March 31, 2002                           0
                                           ==============
In existence on April 1, 2002                   1,080,900                              158,100
Exercised                                               0
Expired                                           114,825
Lapsed                                                  0
                                           ----------------------------------------------------
In existence on December 31, 2002                 966,075                              272,925
                                           ==============                       ===============
Exercisable on December 31, 2002                        0
                                           ==============


The weighted-average exercise price of all options outstanding under the 2000 option plan at December 31, 2002 is (euro) 33.

2001 Stock Option Plan

     Under an additional stock option plan ("2001 Option Plan"), which was approved by a resolution of the general shareholders' meeting dated July 18, 2001, the Company's management board is authorized to grant up to 636,400 non-transferable options for acquiring the Company's shares to employees and members of the management board and employees and members of the management boards of LION subsidiaries on or before December 31, 2005. Up to 17% of all options may be granted to members of the Company's management board, up to 5% to the members of the management boards of LION subsidiaries, and up to 78% to employees of the Company and its subsidiaries.

     The options have a term of five years from the date of grant. The options must be exercised within this period. Options may not be exercised until the vesting period has expired. For 50% of the options in a tranche granted to an eligible employee, the vesting period is two years from the grant date. For the other 50%, the vesting period is three years from the grant date. At the time of issue, participants in an option plan must be in good standing with the Company or a LION subsidiary.

     The exercise price for a new share of LION bioscience AG is the price of the Company's shares when the option was granted plus a premium of at least 20% as a performance goal.

     The price for LION bioscience AG shares at the time the options are granted is determined based on the arithmetic average of the market prices for the Company's shares in the final XETRA index on the Frankfurt Stock Exchange (or a comparable successor system) on the last 20 trading days before the grant date.

     At December 31, 2002, the Company had issued 420,400 stock options in one tranche to all employees under the "2001 Option Plan".

In connection with the 2001 stock options plan a non-cash compensation expense of (euro) 1,011,100 was recorded in the nine months ended December 31, 2002 as compared to (euro) 112,400 in the nine months ended December 31, 2001. Therefrom
(euro) 148,000 are included in the result of discontinued operations as compared to (euro) 16,400 in the same period of last fiscal year.

     In accordance with FASB No. 123, the fair value of options is determined on the basis of the Black Scholes method. The following factors were relevant at the time the options were granted:


                                                 Tranche 1
                                             ------------------
Risk-free interest rate                                  4.00%
Anticipated dividend distribution                            0
Anticipated volatility                                  75.00%
Anticipated option term                              2.5 years
Remaining contractual life                          4.00 years
Anticipated weighted average market
price per option at grant date                        (euro) 8
Exercise price                                       (euro) 28

Changes in stock options until December 31, 2002 were as follows:


                                                                    Actual         Stock options
                                               Stock options    exercise price    yet to be issued
                                                  Number          (euro)               Number
                                             -------------------------------------------------------
In existence on April 1, 2001                             0                              636,400
Granted                                             593,300                 28
Exercised                                                 0
Expired                                                   0
Lapsed                                                    0
                                             ----------------------------------------------------
In existence on March 31, 2002                      593,300                 28            43,100
Exercisable on March 31, 2002                             0
In existence on April 1, 2002                       593,300                 28            43,100
Granted                                                   0
Exercised                                                 0
Expired                                             172,900
Lapsed                                                    0
                                             ----------------------------------------------------
In existence on December 31, 2002                   420,400                 28           216,000
Exercisable on December 31, 2002                          0

2002 Stock Option Plan

     Under an additional stock option plan ("2002 Option Plan"), which was approved by a resolution of the general shareholders' meeting dated July 19, 2002, the Company's management board is authorized to grant up to 111,617 non-transferable options for acquiring the Company's shares to employees and members of the management board in Germany and employees and members of the management boards of LION subsidiaries on or before December 31, 2006. No stock options has been issued from the 2002 Option Plan at December 31, 2002.

IV.   Discontinued Operations

In October 2001, FASB issued SFAS No. 144 "Accounting for the Impairment or Disposal of Long-Lived Assets," which deals with the accounting for and reporting of impairment and disposal of long-lived assets. SFAS No. 144 replaces both SFAS No. 121 "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of" and APB Opinion No. 30, "Reporting the Results of Operations - Reporting the Effect of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occuring Events and Transactions." However, SFAS No. 144 retains many of the basic provisions of SFAS No. 121. Similarly, SFAS No. 144 adopts the obligation of Opinion No. 30 that discontinued operations must be reported separately. The scope of the reporting obligation is expanded to include components of an entity that are disposed of by sale, retirement, demerger or spin off or that are held for sale. SFAS No. 144 must be applied in fiscal years commencing after December 15, 2001, but may be applied earlier. The Company applied SFAS No. 144 starting
April 1, 2002.

The Company closed down its in-house drug discovery (iD(3)) at December 31, 2002 and will focus on its core competencies, the development and implementation of information management software and solutions for the Life Science industry. The consolidated financial statements therefore have been reclassified to reflect iD(3) business as a discontinued operation. Accordingly, the revenues, costs and expenses, assets and liabilities have been excluded from the respective captions in the consolidated statements of income and balance sheets and have been reported as discontinued operations. Only direct costs and expenses are reported as discontinued operations, i.e. no overhead or indirect cost and no allocations from other departments are included. The previous year's numbers have been adjusted accordingly.

The assets held-for-sale of (euro) 350,000 consist of:

                                                     31.12.2002      31.03.2002
                                                     ----------      ----------
                                                          (in thousand(euro))

Laboratory equipment ............................           290           1,820
Computer software ...............................             0              34
Furniture and office equipment ..................            60             430
Leasehold improvements ..........................             0             477
                                                            ---           -----
                                                            350           2,761
                                                            ===           =====

The Company plans to sell all of these assets by the end of fiscal year 2003 through a public auction. During the three month period ended December 31, 2002, the Company recognized (euro) 2.9 million losses from the write-off to the estimated fair value and losses from the sale of other assets, which is reported as discontinued operations.

The following table shows a reconciliation from the previous to the new format of the statements of operations:


(in (euro)thousand)                                         October 1 - December 31, 2002     9-Months ended December 31, 2002

                                                            Previous     Discon-                Previous     Discon-
                                                              format      tinued  New format      format      tinued  New format
Drug Discovery ...........................................       694         339         355       1,654         666         988
Licenses .................................................     4,607           0       4,607       9,918           0       9,918
Professional Services ....................................     3,964           0       3,964       9,525           0       9,525
Maintenance and Support ..................................       537           0         537       1,344           0       1,344
                                                            --------    --------    --------    --------    --------    --------
Total revenues ...........................................     9,802         339       9,463      22,441         666      21,775

Cost-of-sales ............................................     5,273           0       5,273      13,019           0      13,019

Selling costs ............................................     2,337           1       2,336       8,659           4       8,655
General and administrative costs .........................     9,068          87       8,981      18,326         258      18,068
Research and development costs ...........................    10,934       4,105       6,829      34,332      10,423      23,909
Other operating income and expenses ......................      (927)        (83)       (844)     (1,070)        (83)       (987)
Total costs and expenses (incl. COS) .....................    26,685       4,110      22,575      73,266      10,602      62,664

Operating results before depreciation/amort ..............   (16,883)     (3,771)    (13,112)    (50,825)     (9,936)    (40,889)

Depreciation of property, plant & equipment and
amortization of intangible assets ........................     4,208       2,483       1,725      14,325       3,261      11,064
Write-off of goodwill ....................................         0           0           0      58,663           0      58,663

Operating results ........................................   (21,091)     (6,254)    (14,837)   (123,813)    (13,197)   (110,616)



                                                            October 1 - December 31, 2001    9-Months ended December 31, 2001

                                                            Previous     Discon-                Previous     Discon-
                                                              format      tinued  New format      format      tinued  New format

Drug Discovery ...........................................       587         169         418       3,471       1,293       2,178
Licenses .................................................     4,535           0       4,535      11,115           0      11,115
Professional Services ....................................     4,398           0       4,398      13,039           0      13,039
Maintenance and Support ..................................       780           0         780       1,840           0       1,840
                                                            --------    --------    --------    --------    --------    --------
Total revenues ...........................................    10,300         169      10,131      29,465       1,293      28,172

Cost-of-sales ............................................     2,856           0       2,856       8,092           0       8,092

Selling costs ............................................     3,143           0       3,143       9,351           0       9,351
General and administrative costs .........................     3,675          93       3,582      10,489         276      10,213
Research and development costs ...........................    10,028       2,294       7,734      29,938       6,337      23,601
Other operating income and expenses ......................      (325)          0        (325)       (187)          0        (187)
Total costs and expenses (incl. COS) .....................    19,377       2,387      16,990      57,683       6,613      51,070

Operating results before depreciation/amort ..............    (9,077)     (2,218)     (6,859)    (28,218)     (5,320)    (22,898)

Depreciation of property, plant & equipment and
amortization of intangible assets ........................     2,122         372       1,750       7,836       1,118       6,718
Write-off of goodwill ....................................         0           0           0           0           0           0

Operating results ........................................   (11,199)     (2,590)     (8,609)    (36,054)     (6,438)    (29,616)

V. Notes to the Statements of Operations

1. Revenues

Since the beginning of fiscal year 2003 the Company reports the revenues in a new structure. The following table shows a reconciliation from the old to the new structure of revenues in the consolidated statements of operations.


Three months ended December 31, 2002                                          Nine months ended December 31, 2002
(in thousand euro)

                                  old structure:                              old structure:
                                  --------------                              --------------
new structure:                               R&D    Licenses                             R&D    Licenses
--------------
Drug Discovery                               694                       694             1,654                   1,654
Licenses                                               4,607         4,607                         9,918       9,918
Professional Services                      3,496         468         3,964             6,481       3,044       9,525
Maintenance and Support                                  537           537                         1,344       1,344
                                  --------------    --------    ----------    --------------   ---------  ----------
                                           4,190       5,612         9,802             8,135      14,306      22,441
                                  --------------    --------    ----------    --------------   ---------  ----------
less Discontinued

Operations (iD(3))                          (339)                     (339)             (666)                  (666)
                                  --------------    --------    ----------    --------------   ---------  ----------
Total                                      3,851       5,612        9,463              7,469      14,306      21,775
                                  ==============    ========    ==========    ==============   =========  ==========

Three months ended December 31, 2001                                          Nine months ended December 31, 2001

                                  old structure:                              old structure:
                                  --------------                              --------------
new structure:                               R&D    Licenses                             R&D    Licenses
--------------
Drug Discovery                               587                       587             3,471                   3,471
Licenses                                               4,535         4,535                        11,115      11,115
Professional Services                      3,852         546         4,398            12,390         649      13,039
Maintenance and Support                                  780           780                         1,840       1,840
                                  --------------    --------    ----------    --------------   ---------  ----------
                                           4,439       5,861        10,300            15,861      13,604      29,465
                                  --------------    --------    ----------    --------------   ---------  ----------
less Discontinued

Operations (iD/3/)                          (169)                     (169)           (1,293)                 (1,293)
                                  --------------    --------    ----------    --------------   ---------  ----------
Total                                      4,270       5,861        10,131            14,568      13,604      28,172
                                  ===============   ========    ==========    ==============   =========  ==========

2.  Depreciation and Amortization

The components of depreciation and amortization are as follows:

                                                                      Three months ended         Nine months ended
                                                                     -------------------        -------------------
                                                                          December 31                December 31
                                                                     -------------------        -------------------
                                                                      2002          2001          2002         2001
                                                                                    (in thousand euro)
   Property, plant and equipment                                     3,516         1,270         7,094        5,169
   Other intangible assets                                             692           852         3,746        2,667
   Other intangible assets (Impairment)                                  0             0         3,485            0
                                                                     -----         -----        ------        -----
   Depreciation/amortization of PP&E and Other intangible assets.    4,208         2,122        14,325        7,836
                                                                     =====         =====        ======        =====
   Goodwill (Impairment)                                                 0             0        58,663            0
                                                                     -----         -----        ------        -----
   Total depreciation and amortization                               4,208         2,122        72,988        7,836
                                                                     =====         =====        ======        =====
     Thereof one-time charges                                            0             0        62,148            0
     Thereof discontinued operations                                 2,483           372         3,261        1,118

3.   Interest result


                                      Three months ended     Nine months ended
                                          December 31           December 31
                                      ------------------     ------------------
                                       2002        2001        2002       2001
                                                  (in thousand euro)

   Interest income.................     751       1,559       3,175       5,138
   Interest expense................     (39)        (50)       (119)       (168)
                                      -----      ------      ------      ------
   Interest result.................     712       1,509       3,056       4,970
                                      =====      ======      ======      ======

4. Result from marketable securities and other long-term investments

The components of the result of marketable securities and other long-term investments are as follows:

                                                                         Three months ended    Nine months ended
                                                                             December 31           December 31
                                                                         ------------------    ------------------
                                                                           2002      2001        2002      2001
                                                                                     (in thousand euro)
   Impairment of GeneProt.............................................        0       0         (8,509)     0
   Impairment of Paradigm shares......................................     (632)      0           (632)     0
   Impairment of fixed income equitiy securities......................        0       0           (919)     0
   Realized loss on sales of investment funds.........................        0       0         (1,612)     0
   Realized gain/(loss) on sale of fixed income securities............       37       0           (205)     0
                                                                          -----       -        -------      -
   Result from marketable securities / other long-term investments....     (595)      0        (11,877)     0
                                                                          =====       =        =======      =



VI. Notes to the Statements of Cash Flows

Supplemental Disclosure of Cash Flow Information

                                                                                 Nine months ended
                                                                                    December 31
                                                                                --------------------
                                                                                   2002       2001
                                                                                (in thousand(euro))
Cash paid during the year
   Interest expenses.....................................................          119        168
   Income taxes..........................................................          275        221

VII. Other Information

1.   Commitments and Contingencies

Operating Leases

     The Company leases offices, laboratory space and equipment under non-cancellable operating leases. Future minimum lease payments under these agreements as of December 31, 2002 were:

                                  in thousand euro

     2003 ................................... 1,159
     2004 ................................... 3,961
     2005 ................................... 3,478
     2006 ................................... 3,003
     2007 ................................... 2,844
     Thereafter ............................. 2,712
                                             ------
     Total minimum lease payments ...........17,157
                                             ======


     Rental costs for the nine months ended December 31, 2002 totaled (euro) 5,951,800, as compared to (euro) 3,374,600 in the nine months ended December 31, 2001. Additionally the Company accrued $6.0 million for net future lease obligations due to the closing of the drug discovery business and restructuring of the U.S. activities. $1.5 million are included as discontinued operations. The sublease rental income amounted to (euro) 224,100 in the nine months ended December 31, 2002, as compared to (euro) 181,800 in the nine months ended December 31, 2001.

Future minimum sublease rental income as of December 31, 2002 were:

                                  in thousand euro

     2003 ..................................... 150
     2004 ..................................... 620
                                                ---
     Total .................................... 770
                                                ===

Litigation

     From time to time the Company has been involved in litigations arising from its business activities. The Company is not aware of any such action that would have a material adverse effect on its earnings, liquidity, or financial position.

2.   Collaboration Agreements

     On June 18, 1999, the Company entered into a basic agreement with Bayer AG ("Bayer"), under which it was to develop and launch an innovative bio-IT solution for Bayer. The agreement also governs collaboration in research and development between the two companies over the next five years.

     The basic agreement required the Company to establish LION bioscience Research Inc. ("LBRI"), based in Cambridge, Massachusetts, as a wholly-owned U.S. subsidiary of LION and one of the vehicles through which LION would perform the basic agreement. LION is also obligated to provide LBRI with adequate numbers of scientific experts and engineers from its existing staff. LBRI will operate on the basis of a five-year plan and annual budgets and will conduct research activities in accordance with a research and development plan.

     Under the basic agreement, all rights and claims to the technology developed by LBRI are the property of LION. At the same time, LION grants Bayer a license to use this information technology exclusively for internal purposes. LION may not market or distribute any of these information technologies within one year of their becoming functional. The parties have also agreed that all rights and claims to targets and genetic markers found by LBRI belong to Bayer.

     As consideration for the services of LION under this basic agreement, Bayer is obligated to pay LION a sum equal to the LBRI operating costs pursuant to the annual budget, subject to a maximum budget increase of up to 10%. The total sums due over the term of the agreement may not exceed $26.8 million. LBRI's operating costs are payable to LION by Bayer in advance at the beginning of July and January of each calendar year on the basis of the approved budget for the pertinent half year. Since LBRI incurs these costs, the Company recognizes the sums paid by Bayer as revenue. Advance payments received from Bayer that have not yet been reported as revenue, are shown as deferred revenue. Bayer also pays LION a fixed annual fee of (euro) 1,283,000. This fixed annual fee is also reported as revenue on a straight-line basis over twelve months. In addition, Bayer pays license fees with respect to drugs and diagnostic products developed and marketed by Bayer on the basis of targets or genetic markers found by LBRI or LION or with the assistance of IT solutions supplied by LION or LBRI. In the nine months ended December 31, 2002 and December 31, 2001, the Company reported revenues of (euro) 4,884,000 and (euro) 6,216,000, respectively, under this agreement.

     The basic agreement grants Bayer an option to acquire all the shares in LBRI from LION at a price equal to the capital paid in by LION ($1.0 million). For two years after any acquisition of the shares by Bayer, LION has a right of first refusal with regard to the commercial exploitation of new IT software developed by LBRI, in the event this software is in competition with LION's activities and Bayer has decided to market the software commercially.

     The agreement can be terminated by either party, on an annual basis, on the grounds of non-performance.

     On October 13, 2000, the Company entered into a research and development agreement ("Development Agreement") with Bayer AG, Leverkusen. The objective of the development agreement is to improve and speed up Bayer's pre-clinical research process, to integrate chemical data and to develop customer-specific software for the analysis of high-throughput screening and structural activity data, in order to arrive at lead compounds faster and reduce the failure rate in the subsequent research process. On December 11, 2001 ( "First Amendment"), and March 29, 2002 ("Second Amendment) a change to the contract effective January 1, 2002 established a new schedule for reaching five milestones and extended the contract until January 1, 2004. The achievement of the agreed-upon milestones triggers the acceptance test by Bayer. Payments within the scope of the subpayments are dependent on Bayer's acceptance of the predetermined milestones.

     Effective June 25, 2002, the contract was changed again ("Third Amendment"). The parties agreed to postpone the milestone due in the first quarter to the third quarter of fiscal year 2003. At the same time the term of the development agreement was extended until July 1, 2004. Effective December 16, 2002 a 4th amendment was signed, which suspersedes the previous three amendments. The postponed milestone has been accepted, a new schedule for deliverables and payments has been established and the total volume of the project has been reduced.

     The Company reported revenues in the nine months ended December 31, 2002 and December 31, 2001 of (euro) 2,637,000 and (euro) 7,347,000, respectively, under this collaboration agreement.

3.   Related Party Transactions

     The Company has entered into several research and development agreements with Bayer, which is a shareholder of the Company. It also has contractual relationships with EMBL and DKFZ, which are also shareholders of the Company. None of these shareholders have a material influence on the company.

4.   Business Segments and Foreign Business Activities

     Due to the acquisition of Trega Biosciences Inc. on March 31, 2001 and the associated changes in management structure, the Group is currently managed as one segment for purposes of segment reporting requirements.

Included in the consolidated financial statements are the following amounts relating to geographical locations:


                                                                       Nine months ended December 31
                                                                       -----------------------------
                                                                              2002       2001
                                                                            (in thousand euro)
Revenues (1)

   Germany .............................................................       4,356      9,000
   United States .......................................................      12,455     14,016
   Other ...............................................................       4,964      5,156
                                                                             -------    -------
   Group ...............................................................      21,775     28,172
                                                                             =======    =======

Operating results before Depreciation and Amortization

   Germany .............................................................      (9,666)    (7,452)
   United States .......................................................     (27,308)   (12,399)
   Other ...............................................................      (3,915)    (3,047)
                                                                             -------    -------
   Group ...............................................................     (40,889)   (22,898)
                                                                             ========   =======

Long-Lived Assets (2)

   Germany .............................................................       3,973      5,486
   United States .......................................................       4,299      9,182
   Other ...............................................................         757        709
                                                                             -------    -------
   Group ...............................................................       9,029     15,377
                                                                             =======    =======


(1)  Revenues are allocated based on customer location.
(2)  The previous year's comparative value is as of March 31, 2002


5.   Loss per Ordinary Share

     The following table shows the calculation of the basic and diluted net loss per common share:


In thousands, except share and per-share data                                      Nine months ended December 31
                                                                                   -----------------------------
                                                                                        2002           2001
Numerator
Net loss of the period from continuing operations .................................    (119,712)       (24,867)
Net loss of the period from discontinued operations ...............................     (13,197)        (6,438)
                                                                                     ----------     ----------
Net loss of the period, total .....................................................    (132,909)       (31,305)
                                                                                     ==========     ==========

Denominator
Weighted average ordinary shares outstanding ......................................  19,870,175     18,754,000
                                                                                     ==========     ==========


Basic and diluted net loss per ordinary share from continuing operations ..........       (6.02)         (1.33)
Basic and diluted net loss per ordinary share from discontinued operations ........       (0.67)         (0.34)
                                                                                     ----------    -----------
Basic and diluted net loss per ordinary share, total ..............................       (6.69)         (1.67)
                                                                                     ==========    ===========

     Stock options issued have not been considered in calculating the diluted net loss per common share, due to their anti-dilutive effect.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF
      OPERATIONS FOR THE NINE MONTH PERIOD ENDED DECEMBER 31, 2002

You should read the following discussion of our financial condition and results of operations in conjunction with our unaudited consolidated financial statements and the related notes and the other financial information included elsewhere in this Report for the Nine Month Period Ended December 31, 2003.

All statements included in this report that are not historical are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, as amended, and other applicable U.S. and German laws, including statements regarding potential future increases in revenues, gross profit, net income, our company's liquidity, and future transactions or projects or milestones. Such statements are based on management's current expectations and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements and that are beyond our control. There can be no assurance that actual results or business conditions will not differ materially from those projected or suggested in these forward-looking statements as a result of various factors, including, but not limited to, the following: the viability of our business model, risks associated with our company's expansion of operations including the acquisition of, or investment in, other companies, management of growth, international operations, and dependence on key personnel, intense competition, the variability in our operating results from quarter to quarter, technological change, our ability to develop and protect proprietary products and technologies and to enter into collaborative commercial relationships, our future capital requirements, uncertainties as to our ability to enter into or perform transactions with or projects for customers, uncertainties as to the extent of future government regulation of our business, and capital market fluctuations and economic conditions - both generally and those related to the biotechnology and pharma industries. As a result, our future development efforts involve a high degree of risk. We refer you to our Annual Report on Form 20-F, dated June 18, 2002 as filed with the United States Securities and Exchange Commission (SEC), as well as LION's future filings with the SEC, in which these and other risk factors are discussed. You may obtain our Annual Report on Form 20-F from the SEC's web site at http://www.sec.gov or by contacting the SEC in Washington, D.C.

We no longer observe a formal quiet period with respect to statements concerning our results of operations, developments, business or financial outlook, financial targets or expectations (e.g. our outlook as to future revenue, expenses, cash position or earnings). We expressly disclaim any obligation or undertaking to release publicly any updates, revisions or corrections to any forward-looking statements or historical information presented, whether as a result of new information, change of assumptions or business model, future developments or otherwise. It is our policy not to confirm or update, and expressly disclaim any duty to update, any expectations, outlook, targets, projections, estimates or assumptions concerning our results of operations or developments, including those of third parties.

References to "our company" are to LION bioscience Aktiengesellschaft, and references to "we", "us" or "LION" are to LION bioscience Aktiengesellschaft and, unless the context otherwise requires, its subsidiaries. Our consolidated financial statements are prepared in accordance with United States generally accepted accounting principles (U.S. GAAP). References to "euro" or "(euro)" are to euro, and references to "U.S. dollars", "U.S.$" or "$" are to United States dollars. Our financial year ends on March 31 of each year. References to any financial year or to "FY" refer to the year ended March 31 of the calendar year specified.

Overview

On January 30, 2002, our company acquired NetGenics Inc., a corporation having its principle place of business in Cleveland, Ohio. We consolidated NetGenics' accounts commencing on January 31, 2002 under the purchase method. NetGenics' operations are included in our consolidated statement of operations for the nine months ended December 31, 2002.

We established a global professional service organization to provide expert guidance in design, implementation and ongoing optimization of our IT solutions. Starting in FY 2003, we accordingly show revenue from our professional services as a separate item in our consolidated statement of operations. We have also reclassified revenue amounts for the first nine months of FY 2002 to enable comparisons to the information set forth for the nine months of FY 2003.

As part of our strategy to focus on our core competencies, our business activities are now centered around our LSI(TM) business rather than our internal drug discovery activities (iD3). Our LSI(TM) business is primarily responsible for the development of our IT solutions and products as well as for providing professional services to customers related to these solutions and products. Starting in FY 2003, we accordingly show these and other costs of sales as a separate item in our consolidated statement of operations. We have also reclassified amounts for the first nine months of FY 2002 as costs of sale to enable comparisons to the information set forth for the first nine months of FY 2003.

Effective December 31, 2002, we closed down our iD/3/ activities. Accordingly, we show the revenue and expenses relating to our internal drug discovery activities as a separate item in our consolidated statement of operations for the nine months ending December 31, 2002 under "discontinued operations". We have also reclassified revenue and expenses relating to our iD/3/ activities for the first nine months of FY 2002 as discontinued operations to enable comparisons to the information set forth for the first nine months of FY 2003. Likewise, we show the assets relating to our iD/3/ activities as a separate item under "assets held for sale" in our consolidated balance sheet as of December 31, 2002, and we have reclassified the assets arelating to our iD/3/ activities on our consolidated balance sheet as of December 31, 2001 as assets "held for sale" to enable balance sheet comparisons. Revenues from discontinued operations include revenues from drug discovery collaborations that we have discontinued. Expenses related to discontinued operations include R&D expenses and general and administrative expenses directly related to discontinued operations, including severance payments to former iD/3/ employees, as well depreciation and amortization expenses relating to assets used by our iD/3/ activities. We reduced our R&D expenses from discontinued operations by income received from the sale of equipment and other assets used in our internal drug discovery activities. Revenue and expenses related to our drug discovery activities that we have not discontinued are not allocated to discontinued operations. These revenues and expenses involve primarily our arrayTAG(TM) and Chem.Folio(TM) products that we continue to license or sell to customers rather than our internal drug discovery activities or discontinued drug discovery collaborations.

We have granted stock options to our management board and our employees pursuant to our 2000 Stock Option Plan and our 2001 Stock Option Plan. As of December 31, 2002, no stock options had been granted under our 2002 Stock Option Plan. We allocated the expenses of outstanding stock options, which amounted to (euro)
3.3 million in the nine months ended December 31, 2002 and 3.0 million in the nine months ended December 31, 2001, among our R&D, selling and general and administrative expenses of our continuing operations as well as our discontinued operations as non-cash compensation.

In July 2001, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards ("SFAS") No. 142, "Goodwill and Other Intangible Assets". This standard has changed the accounting for goodwill and other intangible assets by, among other things, requiring companies to cease amortizing goodwill and certain intangible assets with an indefinite useful life created by business combinations accounted for using the purchase method of accounting. In lieu of amortization, we are required to perform an impairment review of our goodwill during each financial year and at other times during the financial year when indicators of impairment exist. In accordance with SFAS No. 142, we adopted this statement effective April 1, 2001 and did not amortize the goodwill created by our acquisitions of Trega Biosciences and NetGenics. As of March 31, 2002, we had recorded goodwill in the aggregate amount of (euro) 58.7 million from these transactions.

We assess the impairment of this goodwill whenever events or changes in circumstances indicate that this carrying value may not be recoverable. In particular, we are required to perform this review in the event our company's share price has declined significantly for a sustained period and our market capitalization is lower relative to our net book value. Due to the decline in our company's share price since the beginning of FY 2003, our market capitalization continues to be well below our net book value. Moreoever, no clear indicators existed that the share price would recover by the end of the current fiscal year. As a result, we performed an impairment review in connection with the preparation of our results of operations for the six months ended September 30, 2002. Based on this review, we determined that the goodwill created by the Trega Biosciences and NetGenics transactions was impaired and that this decline was other than temporary. Accordingly, we determined to write off the aggregate goodwill and recorded a one-time, non-cash amortization expense in the aggregate amount of (euro) 58.7 million.

In addition, we reviewed the recoverability of all of our long-lived assets according SFAS No. 144 in connection with the preparation of our results of operations for the six months ended September 30, 2002. Based on this review we determined the value of our intangible assets resulting from our acquisitions of Trega Biosciences and NetGenics to be zero and decided to fully write off the remaining book values in the amount of (euro) 3.5 million of these assets.

We regularly review the fair value of our investments in privately-held companies, in particular investments in our strategic alliance partners, that we intend to hold as a long-term investments, to evaluate the carrying value of our long-term investments in these companies. We account for these investments using the cost method of accounting. For a description of our accounting policies with respect to these investments, which we classify as "other long-term investments", we refer you to our Annual Report on Form 20-F, dated June 18, 2002 as filed with the SEC. Based on our review in connection with the preparation of our results of operations for the six months ended September 30, 2002, we determined to lower the value of our investment in GeneProt, Inc. by
(euro) 8.5 million which we recorded as a realized loss as we determined that this decline was other than temporary. As of March 31, 2002, the carrying value of our investment in GeneProt had been (euro)
8.5 million.

Since the beginning of FY 2003 we have reclassified all of our marketable securities previously classified as "held-to-maturity" as "available-for-sale" marketable securities and report all of these securities as short-term securities available-for-sale. Therefore all of our marketable securities have been valued at their fair market value and all unrealized gains and losses have been recorded as other comprehensive income on our balance sheet. The net carrying amount of the transfered securities amounted to (euro) 37.6 million and the related unrealized gain recorded in other comprehensive income amounted to
(euro) 0.3 million.

In the six months ended September 30, 2002 we sold our available-for-sale marketable securities in the form of equity investment funds and shifted all of our investments to fixed income equity and fixed income debt securities. We sold all of the fixed income equity securities that we held at September 30, 2002 except for one position during the third quarter of the current fiscal year. As a result, we have limited our risks from these securities to issuer credit and liquidity risks and to general market interest rate changes. Proceeds from sales of available-for-sale securities in the first nine months of fiscal year 2003 totaled (euro) 84.4 million. The realized losses related to the sales of these securities amounted to (euro) 2.7 million. Our only equity investment remaining in marketable securities is our investment in Paradigm Genetics.

We hold 400,000 shares in Paradigm Genetics, which we had acquired in January 2000 for a total purchase price of $2 million. At the end of fiscal year 2002 we reviewed the value of our Paradigm Genetics stock and concluded that the reduction in its value was permanent. Therefore, we reduced our investment in Paradigm Genetics to the lower market price of $ 1.62 per share as of March 31, 2002. At December 31, 2002, Paradigm Genetics stock had a fair market value of $0.29 per share. Because of the ongoing decline in the stock price during the previous nine months we concluded that this reduction in value is other than temporary. As a result, we recorded a decrease in the fair market value of
(euro) 632,100 in our results from marketable securities and other long-term investments.

We have identified the following as critical accounting policies to our company due to the estimation processes involved in each of the following: revenue recognition, valuation of goodwill, accounting for income taxes, and accounting for our marketable securities and other financial assets. For a detailed description of these critical accounting policies, we refer you to our Annual Report on Form 20-F, dated June 18, 2002 as filed with the SEC.

Nine Months Ended December 31, 2002 Compared with Nine Months Ended December 31, 2001

Revenues. Our revenues consist of fees from our licensing activities, our professional services, maintenance and support and from drug discovery activities that we have not discontinued. Our licensing revenue derives from licensing fees for our Life Science Informatics, or LSI(TM), products. Revenue from our professional services derives from fees for professional services related to our IT products and IT solutions and also includes revenues generated from our collaboration agreements, such as our i-biology arrangement and development agreement with Bayer in the area of pharmacophore informatics. Our revenues from maintenance and support consist of fees for support and maintenance provided to customers related to our IT solutions and products. Revenues generated from drug discovery activities comprise fees from the licensing or sale to customers of biological or chemical products created by our drug discovery activities. For a description of our revenue recognition policies, we refer you to our Annual Report on Form 20-F, dated June 18, 2002 as filed with the SEC.

Revenues for the nine months ended December 31, 2002 decreased to (euro) 21.8 million compared to (euro) 28.2 million in the same period of fiscal year 2002.

During the nine months ended December 31, 2002, revenues generated from licensing activities decreased to (euro) 9.9 million during this period compared to (euro) 11.1 million in the same period of fiscal year 2002. This decrease in licensing revenue is mainly attributable to the shift in our strategy to focus on IT solutions rather than individual software products, which resulted in a streamlining of our software product portfolio, and in a resulting decrease in the number of license agreements for our LSI(TM) products.

Revenues from professional services include primarily the two Bayer collaborations and other collaborations, e.g. Nestle and Incyte. For example, in the third quarter of our current fiscal year, we recorded US$ 2 million in milestone payments under our development agreement with Bayer as amended in the area of pharmacophore informatics for achieving certain deliverables. Bayer had delayed payment due to delays in achieving the corresponding milestone. In the nine months ended December 31, 2002, revenues from professional services decreased to (euro) 9.5 million as compared to (euro) 13.0 million in the same period of the previous fiscal year. This decrease in professional service revenue is mainly attributable to the change in the revenue recognition method of revenue under our development agreement with Bayer for our pharmacophore collaboration from percentage-of-completion to milestone-dependent as a result of amendments to the agreement which make payment to us by Bayer dependent upon achieving certain milestones and deliverables.

Revenues from drug discovery activities decreased to (euro) 1.0 million compared to (euro) 2.2 million in the same period of fiscal year 2002. This decrease is mainly attributable to a shift in focus by us from drug discovery services activities to our own internal drug discovery research and the closing of our internal drug discovery activities effective December 31, 2002. Revenue from drug discovery activities which were not part of our iD/3/ activities derives primarily from sales and licenses of our arrayTAG/TM/ clone collections and our Chem.Folio/TM/ chemical compound libraries which we continue to offer to our customers for sale or license.

Cost-of-Sales. In the nine months ended December 31, 2002 cost-of-sales were
(euro) 13.0 million, as compared to (euro) 8.1 million in the nine months ended December 31, 2001. This rise primarily results from payments to a subcontractor in connection with the performance of our development agreement with Bayer as amended in the area of pharmacophore informatics, the termination of our outsourcing agreement with a service provider, the outsourcing of certain services to another IT services provider in connection with our LION Hosted Services (LHS) and the continued build-up of our professional services organization pursuant to our strategy shift.

Research & Development Expenses. Research & development expenses (without depreciation of property, plant and equipment or amortization of intangible assets) increased in the nine months ended December 31, 2002 to (euro) 23.9 million compared to (euro) 23.6 million in the same period of fiscal year 2002. This slight increase in R&D expense is primarily attributable to R&D activities for our LSI/TM/ business, in particular expenses related to R&D staff of our LSI/TM/ activities and increased LSI/TM/ product development efforts, as a result of our acquisition of NetGenics.

Expenses related to the discontinuation of our iD3 activities, such as severance payment for our internal drug discovery staff, are not reflected in our R&D expenses. Instead, these expenses are included under discontinued operations.

Our R&D expenses in each of the nine months ended December 31, 2002 and December 31, 2001 were reduced by the receipt of subsidies and grants from third parties, including the German government. These payments totaled (euro) 0.6 million in the first nine months of fiscal year 2003 and (euro) 1.2 million in the same period of fiscal year 2002.

Selling Expenses. Selling expenses (without depreciation of property, plant and equipment and amortization of intangible assets) slightly decreased to (euro)
8.7 million in the nine months ended December 31, 2002, compared to (euro) 9.4 million in the same period of the previous fiscal year. This decrease is mainly due to the implementation of our global sales force organization in the current fiscal year and resulting synergies.

General and Administrative Expenses. General and administrative expenses (without depreciation of property, plant and equipment and amortization of intangible assets) increased to (euro) 18.1 million in the nine months ended December 31, 2002, compared to (euro) 10.2 million in the same period of the previous fiscal year. This increase is mainly attributable to the expansion and the restructuring of our operations as a result of our acquisition of NetGenics as well as additional general and administrative expenses for consulting services.

Other Operating Income and Expenses. Our gains from other operating income and expenses increased to about (euro) 1.0 million in the nine months ended December 31, 2002 from gains of about (euro) 0.2 million in the nine months ended December 31, 2001. This increase is primarily attributable to gains from the conversion of assets and liabilities in foreign currencies into euros, income from subleases and cash received from an account receivable previously written-off.

Depreciation and Amortization. Our depreciation and amortization expenses increased to (euro) 11.1 million in the nine months ended December 31, 2002 compared to (euro) 6.7 million in the nine months ended December 31, 2001. This increase is primarily attributable to an impairment charge of (euro) 3.5 million attributable to the intangible assets resulting from our acquisition of NetGenics and Trega Biosciences and amortization of intangible assets resulting from our acquisition of NetGenics before we recorded the impairment charge effective September 30, 2002.

Write-Off of Goodwill. In the nine month ended December 31, 2002, we wrote off the impaired, aggregate goodwill from our acquisitions of Trega Biosciences and NetGenics in the aggregate amount of (euro) 58.7 million

Interest Income. Our interest income (net) decreased to (euro) 3.1 million in the nine months ended December 31, 2002 compared to (euro) 5.0 million in the nine months ended December 31, 2001. This decrease mainly results from our lower position of cash, cash equivalents and marketable securities comparing to the previous fiscal year.

Results from Marketable Securities and Other Long-Term Investments. Our losses from marketable securities and other long-term investments were about (euro)
11.9 million during the nine months ended December 31, 2002. These losses were primarily due to the lowered value of our investment in GeneProt by (euro) 8.5 million and the lowered value of our investment in Paradigm Genetics, each of which we recorded as a realized loss as we determined that this decline was other than temporary, as well as realized losses related to the sales of available-for-sale securities in the amount of (euro) 2.7 million.

Net Loss from Continuing Operations. During the nine months ended December 31, 2002, we incurred a net loss of (euro) 119.7 million compared to (euro) 24.9 million during the same period of the previous fiscal year. This increase is attributable to the decrease in our revenues and the significant increase in our expenses. Our expenses during the nine months ended December 31, 2002 include one-time non-cash effective items in the total amount of (euro) 62.1 million for the write-off of goodwill and intangible assets relating to the acquisitions of Trega Biosciences and NetGenics, and losses from marketable securities and other long-term investments in the amount of (euro) 11.9 million.

Discontinued Operations. Loss from our internal drug discovery activities, which we discontinued effective December 31, 2002, came to (euro) 13.2 million during the nine months ended December 31, 2002 compared to a loss of (euro) 6.4 million from discontinued operations during the same period of the previous year. Revenues from discontinued operations decreased to (euro) 0.7 million in revenue from (euro) 1.3 million for the nine months ended December 31, 2001. This decrease is mainly attributable to a shift in focus by us from drug discovery services activities to our own internal drug discovery-research. R&D expenses from discontinued operations increased to (euro) 10.4 million during the nine months ended December 31, 2002 compared with (euro) 6.3 million during the same period of the previous fiscal year. This increase is due primarily to the closing costs related to our R&D activities, such as severance payments for our iD3 employees, expenses related to the sale and disposal of equipment and assets used in discontinued operations and the termination of lease and other contractual obligations related to the R&D activities of iD3. Our R&D expenses from discontinued operations for the nine months ended December 31, 2002 are reduced by income from the sale of equipment and other assets used in our discontinued operations. Depreciation and amortization expenses from discontinued operations increased to (euro) 3.3 million during the nine months ended December 31, 2002 compared with (euro) 1.1 million during the same period of the previous fiscal year. This increase is due primarily to accelerated depreciation and amortization and writing off assets used in our discontinued operations.

Liquidity, Cash-flow and Capital Resources

We currently fund our operations mainly through our operating cash flow and equity.

During the nine months ended December 31, 2002 we had net cash inflows of (euro)
32.9 million, reflecting primarily the sale of marketable securities resulting in proceeds of (euro) 84.4 million, compared to net cash outflows of (euro) 57.4 million in the nine months ended December 31, 2001. Our total liquidity - including cash, cash equivalents and marketable securities - decreased from
(euro) 124 million at March 31, 2002 to (euro) 74.8 million at December 31,
2002.

During the nine months ended December 31, 2002 we had net operating cash outflows of (euro) 41.9 million compared to (euro) 44.7 million during the same period of the previous fiscal year. This reduction in the cash used by our operating activities is primarily attributable to the reduction of short-term liabilities in the first nine months of fiscal year 2002.

In the nine months ended December 31, 2002, approximately (euro) 77.1 million were provided by investing activities compared to cash outflows in the amount of
(euro) 12.6 million used in the same period of the previous fiscal year. Cash inflows during the nine months ended December 31, 2002 resulted from the sale of marketable securities, especially investment funds and fixed income securities, in the amount of (euro) 84.4 million. In the same period of the previous fiscal year, we invested (euro) 3.9 million in marketable securities and (euro) 2.3 million in other long-term investments. The company's investment in property, plant and equipment in the first nine months of the current fiscal year was approximately (euro) 2.1 million compared to (euro) 5.2 million in the same period of previous fiscal year.

Net cash used in our financing activities was (euro) 0.4 million in the nine months ended December 31, 2002 compared to (euro) 1.2 million during the same period of the previous financial year. This reduction in cash used by our financing activities is attributable mainly to reduced principal payments on capital leases.

Interest Rate Risk

For the nine months ended December 31, 2002, all of our borrowings were at fixed interest rates only.

Loan Agreements

In December 1998, our company entered into a loan agreement with Bayerische Hypo- und Vereinsbank for the financing of research and development activities. Under the loan agreement, we may borrow up to (euro) 4.55 million through September 30, 2007. At March 31, 2000, our company had fully utilized the facility. The loan principal is due in 16 equal semi-annual payments in the amount of (euro) 284,406, which began on March 31, 2000. At December 31, 2002, we had repaid approximately (euro) 1.7 million of the total principal amount borrowed under this facility. We pay interest on the outstanding principal amount at a rate of 4.75% per annum, which is due in quarterly installments. In connection with this loan, our company granted the lender a security interest in one position of its fixed income securities.

Capital Expenditures

We had no material individual capital expenditures in the first nine months ended December 31, 2002. The company had invested approximately (euro) 2.1 million primarily in new hardware and software during this period.

LION Shares Held by Our Company and Subscription Rights of Executive Officers and Employees

The Company is currently not authorized to hold its own shares. As of December 31, 2002, a total of 1,386,475 stock options had been issued and were outstanding. In the nine months ended December 31, 2002, a non-cash compensation expense of (euro) 3.3 million was recorded for stock options issued and outstanding.

The Company's stock option plans are variable option plans and have to be accounted for accordingly in the Company's consolidated Statement of Operations. Non-cash compensation expenses are derived from the market value of these options, which are calculated in accordance with SFAS No. 123 on the basis of the Black-Scholes method. The Company opted for the SFAS No. 123 method over accounting under APB 25. The Company's decision cannot be reversed.

The following table sets forth the number of shares of our company and stock options to purchase shares of our company that were owned directly by members of our company's management and supervisory boards as of December 31, 2002:

                                             Number of Shares  Number of Options
Management Board
----------------

Dr. Friedrich von Bohlen und Halbach (CEO)      2,270,868              None
Martin Hollenhorst (CFO)                             None              None
Dr. Daniel Keesman (CBO)                             None            30,000
Dr. Jan Mous (CSO) (until Dec. 31, 2002)             None           105,000
Dr. Reinhard Schneider (CIO)                      140,000            37,100

Supervisory Board
-----------------

Juergen Dormann (Chairman)                           None              None
Dr. Thomas Schuerrle (Vice Chairman)              142,695              None
Joern Aldag                                          None              None
Markus Metyas                                        None              None
Dr. Michael Steiner                               142,695              None
Dr. Klaus Tschira (until Dec. 31, 2002)           142,695              None

Juergen Dormann was elected to our company's supervisory board at our annual shareholders' meeting held on July 19, 2002. The supervisory board members also elected him as their Chairman. Mr. Dormann is currently the Chairman of the Supervisory Board of Aventis and the Chief Executive Officer of ABB Ltd., Zurich. Lorenzo Guilini, the former Vice Chairman of our company's supervisory board, resigned from the supervisory board effective July 19, 2002. As of July 19, 2002, Lorenzo Guilini held 142,695 shares in our company and no options. Dr. Klaus Tschira resigned from the supervisory board effective December 31, 2002. As of that date, Dr. Tschira held 142,695 shares in our company and no options.

Dr. von Bohlen acquired 92,333 shares in our company during the third quarter of the current fiscal year. Dr. von Bohlen acquired these shares in a private transaction from his cousin Eckbert von Bohlen in connection with the settlement of an estate matter.

On July 1, 2002, Dr. Daniel Keesman, who previous served as our company's Executive Vice President of Business was promoted to our company's Chief Business Officer and a member of our company's management board, responsible for our global sales and marketing activities and professional services. On December 31, 2002, Dr. Jan Mous resigned from the management board of our company. As of December 31, 2002, Dr. Mous held no shares in our company and 105,000 options which expired when he resigned.

Employees

Consistent with our focus on our core competencies and the integration of our acquisition of NetGenics, we have reduced our workforce. During the nine months ended December 31, 2002, we decreased our headcount by 151 employees, including 37 employees (full-time equivalents) that belonged to our internal drug discovery activities which we have discontinued. As of December 31, 2002, the total number of our employees (full-time equivalent) was 439, still including 45 employees that will be excluded from our payroll as of January 1, 2003, as they belonged to our internal drug discovery activities, compared to 590 as of March 31, 2002.

Recent Developments and Outlook

Recent Developments

We have refined our strategy to focus on our core competencies, in particular in our LSI/TM/ business, and to respond to demands and opportunities in the life science industry. We strive to become the world leader in providing IT-driven R&D solutions for the life science industry. Our solutions aim to improve the efficiency of the research and development processes and to increase R&D productivity of life science companies by addressing our customers' needs in data integration, analysis and prediction and decision support. Our solutions are built from a modular integration platform that can be expanded to create a knowledge management and decision environment tailored to the specific needs of each R&D organization. We are currently in the process of implementing this transition of our business model and our refined strategy.

On January 31, 2003, we launched our new modular integration platform, LION DiscoveryCenter/TM/, which combines our state-of-the-art SRS data integration and DiscoveryCenter/TM/ data and application integration technologies. During FY 2004 we expect to introduce LION Target Engine/TM/ as a modular solution for biology phase of drug discovery as well as LION Lead Engine/TM/, designed to optimize lead compounds, each based on this platform. We may develop our LION Lead Engine/TM/ solution as well as other solutions on the basis of the LION DiscoveryCenter/TM/ integration platform in collaboration with other industry participants. In addition, on June 27, 2002 we launched a new, expanded version of our industry leading SRS data integration technology, which we call "SRS Evolution". SRS Evolution is a comprehensive data integration package that expands the capabilities and effectiveness of SRS. Consistent with our strategy of providing customized solutions based on this modular integration platform, we have streamlined our software product portfolio and IT development activities.

Effective December 31, 2002 we discontinued our internal drug discovery activities, called iD/3/, in order to focus on our core competence of providing comprehensive integration and decision support solutions for the life science industry. Our internal drug discovery efforts focused on the initial stages of the drug discovery process, from gene identification and target discovery through lead selection and optimization, in particular in the area of nuclear receptor research. We closed our drug discovery operations in Heidelberg and San Diego by December 31, 2002, all in all eliminating 82 full-time positions. We continue our efforts to commercialize intellectual property and technologies already developed by our drug discovery operations by seeking to license, sell or spin-out this intellectual property and these technologies. This decision supports our cost management program and our goal to break even in the fourth quarter of FY 2004. The full impact of the savings from discontinuing our internal drug discovery activities should be realized in FY 2004.

In December 2002, we amended our development agreement with Bayer, which expanded the collaboration with Bayer into the field of pharmacophore informatics. Under the development agreement as amended, Bayer agreed to pay $ 2 million for certain software deliverables under a milestone that were originally due April 1, 2002. The new amendment sets forth a new milestone schedule for delivery of software deliverables until the summer of 2004. As part of the amendment, Bayer has agreed to the use of our LION Discovery Center/TM/ integration platform for parts of this project. In addition, the parties have agreed to reduce future fees due to us under the project. At the same time, we will assume additional responsibilities for developing analysis and visualization software components, thus increasing our share of the total project. We had previously relied on a subcontractor for development of various of these components. Under the development agreement as amended, future milestone payments are tied to achieving corresponding deliverables. If we do not timely achieve these future milestones, Bayer may withhold the corresponding milestone payment and may terminate the development agreement.

In January 2003, we announced our appointment of former IBM executive Reiner Doelle as our new Vice President for Global Software Development, to strengthen our international project management and software development productivity.

In June 2002, the U.S. National Institute of Standards and Technology (NIST) awarded a five-year, $11.7 million Advanced Technology Program (ATP) grant to our U.S. subsidiary, LION bioscience Inc., and to Paradigm Genetics, which the companies have accepted. The federal funding is designed to support the development of a Target Assessment Technologies Suite (TATS) by us and Paradigm. Both companies will participate equally in the grant. The grant is a matching program, which means that we must match the funds we receive under this grant to support our R&D efforts with corresponding R&D expenditures. As a result, we expect the aggregate amount of third party subsidies and grants received by us for our R&D efforts to exceed the level of those recorded in prior fiscal years.

Financial Outlook

As we have previously stated, we expect to incur significant operating losses during the current fiscal year due to increasing research and development expenditures, the expansion of our worldwide distribution and marketing activities, and our integration of NetGenics. We are in the process of executing further cost control programs. We continue our focus on streamlining internal processes, restructuring our global operations and reducing our general and administrative expenses.

As previously announced, we expect a decrease in our revenues for the full FY 2003 by as much as 25% compared to our revenues for FY 2002. This outlook and guidance reflects reduced R&D spending by life science companies on IT products and solutions as well as developments specific to us:

   - We do not expect an economic recovery of the life science industry and a corresponding increase in R&D spending for IT products and solutions in the near future. Rather, we anticipate that the current economic and investment climate of the life science industry to continues to impede the closing of business opportunities with customers.

   - We have revised the milestone schedule for delivery of software deliverables to Bayer under our develoment agreement as amended relating to the field of pharamcophore informatics. Under the revised schedule, we do not expect to receive any additional milestone payments during the remainder of the current fiscal year.

   - We are in the process of implementing the transition of our business model to focus on our core competencies, in particular on our LSI/TM/ business. As a result, we have streamlined our product portfolio, including discontinuing various IT products. We released LION DiscoveryCenter/TM/, our new modular integration platform, at the end of January 2003. We expect to launch LION Target Engine/TM/ and LION Lead Engine/TM/, two modular solutions based on this platform, during FY 2004. We therefore anticipate that our reduced product portfolio during this transition process may continue to result in decreased revenues for the remainder of FY 2003.

   - Finally, we were not successful in finding a suitable partner or investor for our internal drug discovery activities. As a result, we discontinued our iD(3)/TM/activities by the end of the current calendar year. While we will continue to pursue efforts to commercialize or spin out the intellectual property and technologies already developed by our drug discovery operations, and no significant revenues from these activities after December 31, 2002 are expected.

We continue to expect to reach break-even and a significantly improved cash-flow in the fourth quarter of FY 2004 although we expect to show a net loss for the full FY 2004. Achieving this target will be dependent upon strong revenue growth in FY 2004 with a decrease in our expenditures for research and development, sales and marketing and general and administrative expenses. Our target is to grow revenue to approximately (euro) 40 million for the full FY 2004. Achieving this target will depend on a number of factors, including in particular strong customer demand for our new LION DiscoveryCenter/TM/ integration platform, and for our LION Target Engine/TM/ and LION Lead Engine/TM/ solutions based on this platform which we expect to launch during FY 2004, the further growth of professional service engagements for our customers based on this platform, and reaching our milestones under our development agreement with Bayer relating to pharmacophore informatics. We cannot exclude the possibility of future delays in our release schedule for our future solutions based on our LION DiscoveryCenter/TM/ platform.

Address:

LION bioscience AG
Waldhofer Stra(beta)e 98
69123 Heidelberg
Deutschland

Tel: +49(0)6221/4038-0
Fax: +49(0)6221/4038-101

www.lionbioscience.com

Contact:

Martin Hollenhorst
Chief Financial Officer
Tel: +49(0)6221/4038-192

martin.hollenhorst@lionbioscience.com